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SEC
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FEB 26 2016

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8-21291/16

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESTERS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 10TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCIS X. GANNON 732-855-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVE	NEW YORK	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORESTERS FINANCIAL SERVICES, INC.
(f/k/a FIRST INVESTORS CORPORATION)

(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc. f/k/a First Investors Consolidated Corporation)

Financial Statements and Schedules

December 31, 2015

(With the Report of the Independent Registered Public Accounting Firm Thereon)

These Financial Statements and Supplementary Schedules should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
December 31, 2015

AFFIRMATION

I, Francis X. Gannon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Foresters Financial Services, Inc. for the year ended December 31, 2015 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Francis X. Gannon
Chief Financial Officer & Treasurer



Notary Public

MARIA L. PISON-DIAZ
Notary Public, State of New Jersey
No. 2421073
Qualified in Middlesex County
Commission Expires May 21, 2017

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
December 31, 2015

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Foresters Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Foresters Financial Services, Inc. (formerly known as First Investors Corporation) as of December 31, 2015, and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Foresters Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 19, 2016

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	23,655,267
Cash and cash equivalents - restricted		4,179,836
Receivable from customers		187,601
Receivable from dealers		2,977,487
Receivable from funds - shares redeemed		2,657,138
Receivable from parent and affiliated companies		606,878
Deferred sales commissions		295,982
Prepaid and other current assets		2,262,552
Equipment and leasehold improvements (net of accumulated depreciation of $2,046,082)		4,229,608
Deferred income tax assets		338,000
Other Assets		992,648
TOTAL ASSETS	**$**	**42,382,997**
LIABILITIES		
Payable to customers - securities purchased	$	6,568,350
Accrued commissions payable		2,842,412
Payable to dealers		1,407,668
Accounts payable and other liabilities		5,920,562
Payable to affiliated companies		66,205
Income tax payable		27,236
Deferred compensation		285,137
TOTAL LIABILITIES		17,117,570
SHAREHOLDER'S EQUITY		
Common Stock (no par value; $5 stated value; 200 shares authorized, issued and outstanding)		1,000
Additional paid-in capital		99,965,826
Accumulated deficit		(74,701,399)
TOTAL SHAREHOLDER'S EQUITY		25,265,427
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**42,382,997**

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.

(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commissions and fees	$ 47,276,958
Service fees	14,630,167
Sales of life insurance and annuity products	26,645,577
Custodian fees	157,921
Investment and other income	138,049
TOTAL REVENUE	**88,848,672**
EXPENSES	
Commission expense	79,517,035
Employee compensation and benefits	10,481,042
Communication and data processing	3,217,977
Occupancy and equipment costs	5,288,464
Selling	2,040,077
Administrative	11,518,348
TOTAL EXPENSES	**112,062,943**
NET LOSS BEFORE INCOME TAXES	**(23,214,271)**
INCOME TAX BENEFIT	8,359,305
NET LOSS	**$ (14,854,966)**

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.

(a wholly-owned subsidiary of Foresters Financial Holding Company Inc.)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common stock	Additional paid-in capital	Accumulated deficit	Total
BALANCE AT DECEMBER 31, 2014	$ 1,000	$ 71,965,826	$ (59,846,433)	$ 12,120,393
NET LOSS	-	-	(14,854,966)	(14,854,966)
CAPITAL CONTRIBUTIONS	-	28,000,000	-	28,000,000
BALANCE AT DECEMBER 31, 2015	$ 1,000	$ 99,965,826	$ (74,701,399)	$ 25,265,427
SHARES OUTSTANDING				
December 31, 2015 and 2014	200			

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net loss	$	(14,854,966)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation and amortization - fixed assets		813,162
Amortization of deferred sales commissions		223,443
Provision for deferred income taxes		606,000
Recovery of write-offs		(86,790)
(Increase) decrease in operating assets:		
Receivable from customers		33,957
Receivable from dealers		(2,086,487)
Receivable from funds - shares redeemed		(782,278)
Agent advances - net		(307,321)
Cash and cash equivalents segregated under federal regulations		61,000
Deferred sales commissions		(145,752)
Other assets		(1,175,425)
Increase (decrease) in operating liabilities:		
Payable to customers - securities purchased		1,512,225
Payable to dealers		538,682
Accrued commissions payable		1,075,582
Accounts payable and other liabilities		(323,621)
Deferred Compensation		(344,038)
Net cash used in operating activities		(15,242,627)
Cash flows in investing activities:		
Purchase of equipment		(3,232,668)
Net cash used in investing activities		(3,232,668)
Cash flows in financing activities:		
Capital contributions		28,000,000
Net cash provided by financing activities		28,000,000
Net increase in cash and cash equivalents		9,524,705
Cash and cash equivalents, beginning of year		14,130,563
Cash and cash equivalents, end of year	$	23,655,267
Supplemental disclosures of cash flow information:		
State taxes paid by the Company	$	(212,505)

(See accompanying notes to the financial statements)

(1) Organization and Basis of Presentation

Foresters Financial Services, Inc. (Formerly First Investors Corporation) (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Foresters Financial Holding Company, Inc. (Formerly First Investors Consolidated Corporation) (the "Parent").

The Company functions primarily as a distributor of the First Investors family of mutual funds (the "Funds"). The Company is also engaged in the sale of insurance products of affiliated life insurance companies.

The nature of the Company's operations is not necessarily indicative of the financial condition or results of operations that would have existed if the Company had been operated independently of its Parent. The Company receives capital contributions from its Parent when capital levels begin approaching statutory minimums. During 2015, the Parent made capital contributions of $28,000.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Fair Value Measurements

Management determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management utilizes valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy established by the Financial Accounting Standards Board (FASB). Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active. These models are primarily standard models that consider various

(in thousands)

assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

- Level 3: Fair value measurements using significant inputs that are not readily observable in the market and are based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

(c) Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. Cash and cash equivalents include cash of $19,162 and investments in money market funds of $4,493.

(d) Securities and Brokerage Transactions

Securities and brokerage transactions, together with the related commission income and expenses are recorded on a trade date basis.

(e) Leasehold Improvements and Equipment

Equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided on a straight line basis over the estimated useful life of the asset, not to exceed 7 years, or the remaining life of the lease.

(f) Commission Revenue

Sales commissions on sales of Class A shares of the Funds and other investment companies are charged to operations on the trade date. Sales commissions on sales of Class B shares of the Funds are deferred and amortized over four years. Early withdrawal charges on redemption of Class B shares of the Funds reduce unamortized deferred sales commissions first, with any remaining amount recorded in income. The amortization of deferred sales commission was $223 during 2015 and is included in commission expense on the statement of operations. The estimated amortization of deferred sales commissions for the subsequent four years is as follows: 2016 - $111; 2017 - $62; 2018 - $18; and 2019 - $15.

(g) Distribution Plans

Pursuant to separate underwriting agreements with the Funds, the Company is entitled to commissions on the sale of shares of the Funds in an amount ranging from one percent to five and three-quarter percent of the amount received on the sales. In addition, under separate distribution plans adopted under Rule 12b-1 of the Investment Company Act of 1940 for each Fund, the Company receives distribution and service fees ranging from 0.30% to 1% of the Fund's average daily net assets. The distribution fees are intended to cover

the cost of distributing the Fund shares, including cost of sales promotion and office expenses. The service fees provide for servicing or maintenance of shareholder accounts, including payments to registered representatives who provide ongoing servicing to such accounts. Distribution fees are recorded in income or as a reduction of expenses when earned. For the year ended December 31, 2015, distribution fees of $25,627 were received from the Funds and $10,997 was recorded as a reduction to selling expenses.

(h) Income Taxes

The Company is included in the consolidated federal returns and certain state returns of the Parent, along with other wholly owned subsidiaries of the Parent. The Parent calculates and allocates the applicable federal taxes (benefits) and related income tax payments and refunds to each subsidiary separately for financial reporting purposes. As a result, the Company is reimbursed for tax benefits that result from its operating losses used by the Parent in its consolidated tax return.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled and the effect of a change in tax rates is recognized in income in the same period. A valuation allowance is recorded against deferred tax assets if management determines it is more likely than not, that such assets will not be realized.

Tax benefits from uncertain tax positions are recognized in the financial statements if management determines it is "more-likely-than-not" that the positions are sustainable, based on their technical merits. The term "more-likely-than-not" contemplates a likelihood of more than 50 percent and the determination of whether or not a tax position has met this recognition threshold depends on the facts, circumstances, and information available at the reporting date. If management cannot conclude this recognition threshold is met, none of the tax benefit provided by the position is recognized in the financial statements. Income tax liabilities for tax uncertainties are carried by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

(i) Subsequent Events

Subsequent events after the balance sheet date through the date that the financial statements were available for issuance, February 19, 2016, have been evaluated in the preparation of the statement of financial condition.

(in thousands)

(3) Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

(4) Cash and Cash Equivalents Segregated Under Federal Regulations

Cash and cash equivalents of $4,180 were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The minimum amount required was $6,203. The Company funded an additional $2,525 in this account after December 31, 2015.

(5) Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other current liabilities approximate fair value because of the short maturity of these items.

Included in cash and cash equivalents are Level 1 financial assets consisting of investments in a money market fund of $4,493.

(6) Related Parties

The Company and certain affiliates share office space, data processing facilities and management and other services. The Company's proportionate share of expenses from affiliates is allocated based on usage. In addition, the Company allocates to affiliates shared costs based on usage or time incurred for the management and operation of, the affiliate. During 2015, the Company was allocated $3,180 for data processing services and $1,132 for office space from its affiliates. In addition, the Company allocated $6,668 to affiliates for management and other services, which have been accounted for as a reduction of various expenses in the statement of operations.

The Company receives commissions and fees on the sale of various products of affiliated life insurance companies and receives reimbursement of distribution and selling costs pursuant to section 12b-1 of the Investment Company Act of 1940 (12b-1 fees) from mutual funds managed by an affiliated entity. During 2015, the Company received commissions and fees of $26,646 from affiliated life insurance companies. In addition, the Company received 12b-1 fees of $25,627 from mutual funds managed by its affiliate. The portion of the 12b-1 fees that relate to distribution costs ($14,630) is included in revenues in the accompanying statement of operations. The portion of 12b-1 fees related to selling costs ($10,996) is presented in the accompanying statement of operations as a reduction of the related cost.

(in thousands)

At December 31, 2015, the Company has a receivable balance of $607 and has a payable balance of $66 due from/to its affiliates. In addition, the Company had $4,493 invested in First Investors mutual funds, principally in the money market funds, at December 31, 2015.

(7) Profit-Sharing Plan

The Company sponsors a profit sharing plan covering all of its eligible employees and those of other wholly owned subsidiaries of its Parent. Contributions to the plan are determined annually by the Board of Directors. For the year ended December 31, 2015, the Company contributed $705 to the profit-sharing plan. In addition, the Company is a sponsoring employer in a 401(k) savings plan covering all of its eligible employees and those of other wholly owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 2015 was $102. Company contributions are included in employee compensation and benefits in the accompanying statement of operations.

(8) Leases

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2026. Total rent expense, including amounts charged from affiliates and net of amounts charged to affiliates, was $5,045 for 2015. Rent expense is presented in the accompanying statement of operations net of reimbursements from the Funds pursuant to section 12b-1 of the Investment Company Act of 1940. The minimum annual rental commitments relating to leases in effect as of December 31, 2015, exclusive of taxes and other charges by lessors subject to escalation clauses, are as follows:

2016	$ 3,341
2017	2,941
2018	2,678
2019	1,935
2020	1,510
2021 and thereafter	1,139
	$ 13,544

(in thousands)

(9) Income Taxes

For the year ended December 31, 2015, the Company's operations were included in the consolidated Federal and combined state and local income tax returns of the Parent. Intercompany receivables and/or payables related to federal income taxes have been settled as of December 31, 2015. State and local taxes that are not filed on a consolidated basis are included in other assets and amounted to a payable of $27. For the year ended December 31, 2015, the net income tax benefit consists of the following components:

Current income taxes:		
Federal	$	8,690
State and local		275
		8,965
Deferred income taxes:		
Federal		(582)
State and local		(24)
		(606)
Income tax benefit	$	8,359

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the following:

Computed tax benefit at statutory rate (35%)	$	(8,125)
Reduction in income taxe benefits resulting from:		
State income taxes, net of federal tax benefit		(148)
Nondeductible expenses		92
Other, net		(178)
Income tax benefit	$	(8,359)

(in thousands)

Deferred income taxes reflect the tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. The net deferred tax asset at December 31, 2015 was comprised of the following:

Deferred tax assets:		
Accrued expenses	$	1,074
Deferred sales commissions		52
Deferred compensation		108
Deferred Tax Assets		1,234
Deferred tax liabilities:		
Depreciation		(896)
		(896)
Net deferred income tax assets	$	338

(10) Litigation

In the normal course of operations the Company could be a defendant in lawsuits involving claims for damages of the type normally associated with the Company's business.

(11) Net Capital Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company elected to use the alternative method permitted by this Rule, which requires that net capital, as defined shall not be less than the greater of 2% of aggregate debit items arising from customer security transactions or $250. At December 31, 2015, the Company had net capital of $16,295 or an excess of $16,045 over net capital required of $250.

Schedule 1

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

Computation of Net Capital		
Total stockholder's equity	$	25,265,427
Deductions and/or charges:		
Nonallowable assets		
Due from affiliates		634,424
Leasehold improvements and equipment		4,229,608
Loans and advances		553,594
Prepaid expenses and miscellaneous receivables		2,062,875
Deferred income taxes		338,000
Deferred sales commission		295,982
Other assets		766,346
Total deductions and/or charges		8,880,829
Net capital before haircuts on securities positions		16,384,598
Haircuts on securities positions:		
Other securities		89,866
Total haircuts on securities positions		89,866
Net Capital	$	16,294,732

Computation of Alternative Net Capital Requirement		
Net capital requirement (greater of $250,00 or 2% of aggregate debits)	$	250,000
Net capital in excess of requirement	$	16,044,732

Note

The computation as of December 31, 2015 of the Company included in its unaudited Form X-17A-5, filed with the FINRA on January 27, 2016 does not differ materially from the above computation.

(See accompanying Report of Independent Registered Public Accounting Firm)

Schedule 2

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934

	2015
Credit Balances:	
Free credit balances and other credit balances in customers' security accounts	3,417,511
Customer Securites Failed to Receive	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calander days	-
Other	2,785,585
Total Credits	6,203,096
Debit Balances	—
Reserve Computation	
Excess of total credits over total debits	6,203,096
Amount on deposit	4,179,836

Note

The computation as of December 31, 2015 of the Company included in its unaudited Form X-17A-5, filed with the FINRA on January 27, 2016 does not differ materially from the above computation.

(See accompanying Report of Independent Registered Public Accounting Firm)

Schedule 3

Information for Control Requirements under Rule 15c3-3 under the Securities Exchange Act of 1934

Customers' fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:	$	—
A Number of Items		—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	—
A Number of Items		—

(See accompanying Report of Independent Registered Public Accounting Firm)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Foresters Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Foresters Financial Services, Inc. (formerly known as First Investors Corporation) (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FORESTERS FINANCIAL SERVICES, INC.
ATTN: DIANE SIEVERT
40 WALL STREET, 10TH FLOOR
NEW YORK, NY 10005

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 135

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (5,849)

E. Interest computed on late payment (see instruction E) for____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (5,714)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(5,714)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FORESTERS FINANCIAL SERVICES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 22ND day of FEBRUARY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 2015 and ending DECEMBER 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 88,848,672
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	88,794,486
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 245	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	245
Total deductions	88,794,731
2d. SIPC Net Operating Revenues	$ 53,941
2e. General Assessment @ .0025	$ 135
	(to page 1, line 2.A.)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Foresters Financial Services, Inc.:

We have examined the statements made by Foresters Financial Services, Inc. (formerly known as First Investors Corporation) (the "Company"), included in the accompanying Compliance Report , that (1) the Company's internal control over compliance was effective during the period January 1, 2015 through December 31, 2015; (2) the Company's internal control over compliance was effective as of December 31, 2015; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or any rule of a designated examining authority that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

KPMG LLP

February 19, 2016

Foresters Financial Services, Inc.
Compliance Report

Foresters Financial Services, Inc. (FFS) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission.

As required by 17 C.F.R. § 240.17a-5 ("Reports to be made by certain brokers and dealers"), paragraphs (d)(1) and (3), FFS asserts the following:

(1) FFS has established and maintained "Internal Control Over Compliance", as that term is defined Rule 17a-5(d)(3)(ii);

(2) FFS' Internal Control Over Compliance was effective during the year ended December 31, 2015;

(3) FFS' Internal Control Over Compliance was effective as of the end of December 31, 2015;

(4) FFS was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of December 31, 2015 and

(5) The information FFS used to state that it was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from its books and records.

Foresters Financial Services, Inc.

I, Francis X. Gannon, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.



Francis X. Gannon
Chief Financial Officer
Foresters Financial Services, Inc.

2/19/16

Date